Exhibit 1

Westpac GROUP

ASX Release

Level 18, 275 Kent Street
Sydney, NSW, 2000

7 November 2022

Westpac releases latest Independent Reviewer reports on CORE program

Westpac has today released the sixth and seventh Independent Reviewer reports for the June 2022 and September 2022 quarters, updating progress of its Integrated Plan to improve risk culture, governance, and accountability.

Completed by Promontory Australia, the reports provide an assessment of Westpac's delivery of the Plan, which is being implemented through its three-year Customer Outcomes and Risk Excellence (CORE) program.

The Program comprises 19 workstreams, 83 deliverables with 350 activities. Westpac is just over 18 months through the Program, and at 30 September 2022, had submitted 241 activities to Promontory with 213 activities assessed as 'complete and effective'.

In its latest report, Promontory noted much has been achieved to date, and progress reflects significant steps toward transformation of the Bank. Westpac must ensure the momentum of change is maintained, and that reforms are consistently and sustainably embedded.

Westpac CEO, Peter King, said: "The CORE program is driving much of the improvement in our management of risk. With the design phase complete, our focus is now on implementing the changes to drive sustainable improvements.

Promontory's reports are available here, with the next update due in May 2023.

Ends.

For further information:

Hayden Cooper
Group Head of Media Relations
0402 393 619

Andrew Bowden
General Manager, Investor Relations
0438 284 863

This document has been authorised for release by Tim Hartin, Company Secretary.

WESTPAC BANKING CORPORATION ABN 33 007 457 141